Exhibit (r)(2)

WILDERMUTH ADVISORY, LLC

INSIDER TRADING POLICIES & PROCEDURES

1.	BACKGROUND

These Insider Trading Policies and Procedures (“Insider Trading Policy”) represent the policy of Wildermuth Advisory, LLC (the “Firm”) with respect to insider trading. You and the members of your family/household are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” doctrine under federal securities laws prohibits any person from knowingly or recklessly breaching a duty owed to that person by:

1.	Trading while in possession of Material Non-Public Information (as defined below);

2.	Communicating (“tipping”) such information to others;

3.	Recommending the purchase or sale of securities on the basis of such information; and

4.	Providing substantial assistance to someone who is engaged in any of the above activities.

This means that, if you trade with respect to a particular security or issuer at a time when you know or should know that you are in possession of Material Non-Public Information about the issuer or security, you (and, by extension, the Firm) may be deemed to have violated the insider trading laws.

Potential penalties for insider trading violations include imprisonment for up to 10 years, civil fines of up to three times the profit gained or loss avoided by the trading, and criminal fines of up to $1 million. In addition, a company whose director, officer, or employee violates the insider trading prohibitions may be liable for a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the director’s, officer’s, or employee’s insider trading violations. Moreover, a director’s, officer’s, or employee’s failure to comply with this Insider Trading Policy may subject such person to sanctions imposed by the Firm, whether or not such person’s failure to comply with this Insider Trading Policy results in a violation of law.

“Non-public” information constitutes any information that has not been disclosed generally to the marketplace or not effectively disseminated to the public. Information received about another company in circumstances indicating that it is not yet in general circulation should be considered non-public. As a general rule, one should be able to point to some fact to show that the information is widely available; for example, its publication in The Wall Street Journal or in other major news publications. Even if ABC Company has released information to the press, at least 24 hours must be allowed for the general marketplace to learn of and evaluate that information before you are allowed to trade in ABC securities.

“Material” information is any information about a company or the market for the company’s securities that is likely to be considered important by reasonable investors, including reasonable speculative investors, in determining whether to purchase or sell the company’s securities. In addition, information that is reasonably certain to affect the market price of the company’s securities, regardless of whether the information is directly related to the company’s business, is “material.”

While it is not possible to identify in advance all information that will be deemed to be material, some illustrations of such information would include earnings, dividend actions, mergers and acquisitions, major discoveries, major new products, significant advances in research, major personnel changes, labor negotiations, price changes or major marketing changes, government investigations, or significant litigation. Material Non-Public Information might be inadvertently disclosed to you by a company director, officer, or employee. It also might be disclosed to you by persons with business relationships with the company, such as its investment banker.

All directors, officers, and employees of the Firm must comply with this Insider Trading Policy.

You are encouraged to ask questions and seek any follow-up information that you may require with respect to the matters set forth in this Insider Trading Policy. Please direct your questions to the Firm’s Chief Compliance Officer (the “CCO”).

2.	STATEMENT OF POLICY

It is the Firm’s policy that no director, officer, or employee (including a temporary employee) of the Firm who is aware of Material Non-Public Information may, directly or through family members or other persons or entities, (1) buy or sell securities or engage in any other action to take personal advantage of that information; or (2) pass that information on to others outside of the Firm, including family and friends. A director, officer, or employee may trade in a company’s securities when the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Insider Trading Policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Firm’s reputation for adhering to the highest standards of conduct.

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3.	LIABILITY OF TIPPERS

It is important to understand that a person can be held liable for insider trading even if that person does not personally engage in any trading activity; in the U.S., for example, federal securities laws permit liability under certain circumstances when a person communicates information to another person who then trades. In addition, the person who receives such non-public information may be subject to liability if he or she knows or should have known that non-public information was provided to him or her in violation of a duty owed to a third party.

Note that the prohibition on trading while in possession of Material Non-Public Information or tipping such information applies to the securities of all public companies, including companies with which the Firm does not have, nor is considering, an investment or other relationship.

4.	PROCEDURES

If you obtain information that you believe may be Material Non-Public Information, you must immediately notify the CCO or his/her designee of the information and the circumstances surrounding its receipt.

5.	NO FIDUCIARY DUTY TO USE INSIDE INFORMATION

The Firm has no legal obligation to carry out investment transactions in the securities of any company while in possession of information that it knows to be “inside” information relating to that company. In fact, as noted above, such conduct may violate the federal securities laws.

6.	UNAUTHORIZED DISCLOSURE

As discussed above, the disclosure of Material Non-Public Information to others can lead to significant legal difficulties. Therefore, you should not discuss Material Non-Public Information with anyone, including other employees, except as required in the performance of your regular duties.

Also, it is important that only specifically designated representatives of the Firm discuss the Firm with the news media, securities analysts, and investors. Inquiries of this type received by any employee should be referred to the President of the Firm or the CCO.

7.	POST-TERMINATION TRANSACTIONS

The Insider Trading Policy continues to apply to your transactions in securities even after you have terminated employment. If you are in possession of Material Non-Public Information when your employment terminates, you may not trade in securities until that information has become public or is no longer material.

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8.	QUESTIONS ABOUT THIS INSIDER TRADING POLICY

Compliance by all directors, officers, and employees with this Insider Trading Policy is of the utmost importance both for you and the Firm. If you have any questions about the application of this Insider Trading Policy to any particular case, please immediately contact the CCO.

Your failure to comply with this Insider Trading Policy could lead to significant legal problems, as well as other serious consequences.

Adopted December 5, 2013

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